                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                        Granite Broadcasting Corporation
                        --------------------------------
                       (Name of Subject Company (Issuer))

                        Granite Broadcasting Corporation
                        --------------------------------
                        (Name of Filing Person (Offeror))

   12-3/4% Cumulative Exchangeable Preferred Stock, Par Value $0.01 Per Share
   ---------------------------------------------------------------------------
                           (Title of Class Securities)

                                   387241 50 8
                       ----------------------------------
                      (CUSIP Number of Class of Securities)

                                  Ellen McClain
                  Senior Vice President-Chief Financial Officer
                        Granite Broadcasting Corporation
                          767 Third Avenue, 37th Floor
                            New York, New York 10017
                                 (212) 826-2530
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                           Russell W. Parks, Jr. Esq.
                              Paul A. Belvin, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

                            CALCULATION OF FILING FEE

            ------------------------------     ------------------------------
                Transaction Valuation*              Amount of Filing Fee
            ------------------------------     ------------------------------
                    $30,150,000.00                       $2,773.80
            ------------------------------     ------------------------------

* For purposes of calculating the filing fee only, this amount is based on the purchase of 45,000 outstanding shares of 12-3/4% Cumulative Exchangeable Preferred Stock at the tender offer price of $670 per share.

|X|  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,773.80            Filing Party:  Granite Broadcasting Corporation
                       -----------------                      ----------------------------------

Form or Registration No.:  Schedule TO          Date Filed: :  May 17, 2002
                          --------------                      ----------------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_| third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 17, 2002 (the "Schedule TO") by Granite Broadcasting Corporation, a Delaware corporation (the "Purchaser"), in connection with the offer by the Purchaser to purchase up to 45,000 shares of its 12.75% Cumulative Exchangeable Preferred Stock, par value $0.01 per share (the "Shares"), at a price between $590 and $670 per Share, net to the seller in cash, without interest and subject to the terms and conditions set forth in the Offer to Purchase, dated May 17, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The section of the Offer to Purchase captioned "Section 1 -- Number of Shares; Proration" is hereby amended by deleting the following paragraph:

         Granite Broadcasting also reserves the right, but will not be obligated, to purchase all shares duly tendered by any stockholder that tenders all shares owned beneficially or of record at or below the purchase price and that, as a result of proration, then would own beneficially or of record an aggregate of fewer than 100 shares. If Granite Broadcasting exercises this right, it will increase the number of shares that it is offering to purchase in the tender offer by the number of shares purchased through the exercise of this right, subject to applicable law.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) and (b) The section of the Offer to Purchase captioned "Section 8 - Source and Amount of Funds" is hereby amended by adding the following as the third sentence of the second paragraph of the section:

         Granite Broadcasting currently is, and expects at the expiration of the offer to be, in compliance with all covenants under the amended and restated senior credit agreement necessary to allow Granite Broadcasting to obtain funds to purchase shares tendered in the offer.

ITEM 11. ADDITIONAL INFORMATION.

         (b) The information set forth in the section of the Offer to Purchase captioned "Section 6 -- Conditions of the Tender Offer" is hereby amended by revising paragraph (4) of the section to read as follows:

         there shall not have occurred any event or events that have resulted, or may in Granite Broadcasting's reasonable judgment result, directly or indirectly, in an actual or threatened material change in the business, condition (financial or otherwise), income, operations, stock ownership or prospects of Granite Broadcasting and its subsidiaries.


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                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
                                    GRANITE BROADCASTING CORPORATION



Dated:  June 6, 2002

                                    By: /s/ Ellen McClain
                                        ------------------------------------
                                        Name:  Ellen McClain
                                        Title: Senior Vice President -
                                               Chief Financial Officer
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